UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0145
COMMISSION Washington, D.C. 20549	Expires: February 28, 2009 Estimated average burden hours per response. . . . .14.5

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

Dov Pharmaceutical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

259858504

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling, LLP

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners HK Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander E. Jackson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 259858504

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,225,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,225,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Schedule 13D is filed with respect to 12,225,672 shares (the “Shares”) of common stock, par value $0.0001 per share, of Dov Pharmaceutical, Inc., a Delaware corporation (“Dov”).  Dov’s principal executive offices are located at 150 Pierce Street, Somerset, New Jersey 08873.

Item 2.  Identity and Background

This Schedule 13D is filed on behalf of Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear.  Set forth below is the name, address of the principal business and principal office and the state or other place of organization of each of the Reporting Persons that is a corporation, partnership, syndicate and other group, and the name, business address and citizenship of each of the Reporting Persons that is a natural person.  The foregoing persons are hereinafter sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Office or Business Address

Item 2(c). Citizenship or Place of Organization

Polygon Global Opportunities Master Fund (the “Master Fund”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Place of Organization: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Place of Organization: United Kingdom

Polygon Investments Ltd. (the “Investment Manager”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Place of Organization: Cayman Islands, British West Indies

Polygon Investment Partners LLP (the “UK Investment Manager”)

10 Duke of York Square

London SW3 4LY

United Kingdom

Place of Organization: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)

399 Park Avenue, 22nd Floor

New York, New York 10022

Place of Organization: Delaware

Polygon Investment Partners HK Limited (the “HK Investment Manager”)

Unit 1501- 1502,15/F Cheung Kong Center

2 Queen’s Road Central

 Hong Kong

Citizenship: Hong Kong

Polygon Investment Partners GP, LLC (the “General Partner”)

c/o Polygon Investment Partners LP

399 Park Avenue, 22nd Floor

New York, New York 10022

Place of Organization: Delaware

Reade E. Griffith (“Mr. Griffith”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”)

c/o Polygon Investment Partners LP

399 Park Avenue, 22nd Floor

New York, New York 10022

Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Item 2(c). The principal business of the Master Fund is making investments utilizing various strategies. The principal business of PIML is that of corporate member of the UK Investment Manager. The principal business of the Investment Manager, the UK Investment Manager, the HK Investment Manager and the US Investment Manager (collectively, the “Investment Managers”) is that of investment manager. The principal business of the General Partner is that of general partner of the US Investment Manager. The principal occupation of each of Messrs. Griffith, Jackson and Dear is that of principal of the Investment Managers.

Item 2(d). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 11, 2007, Dov obtained stockholder approval to amend its Certificate of Incorporation to authorize for issuance an additional 200,000,000 shares of common stock.  The Reporting Persons acquired beneficial ownership of the Shares upon the approval by the stockholders of Dov of the amendment to the Certificate of Incorporation as described in Item 4 below.

Item 4.  Purpose of Transaction

On May 11, 2007, Dov obtained stockholder approval to amend its Certificate of Incorporation to authorize for issuance an additional 200,000,000 shares of common stock.  The Reporting Persons acquired beneficial ownership of the Shares upon the approval by the stockholders of Dov of the amendment to the

Certificate of Incorporation. Between December 2004 and October 2006, the Reporting Persons acquired $20.5 million in principal amount of 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”) issued by the Company pursuant to an Indenture, dated as of December 22, 2004 (the “Indenture”).  On January 24, 2007, the Reporting Persons and certain other beneficial owners who, in aggregate, held approximately 88% of the aggregate principal amount of Debentures entered into a consensual restructuring agreement (the “Restructuring Support Agreement”) and related agreements with Dov.  Under the Restructuring Support Agreement, Dov’s obligations with respect to the Debentures were restructured and holders of approximately 88% of the Debentures, including the Reporting Persons, agreed to, among other things, (i) tender their Debentures in the Exchange Offer (as defined below) and (ii) not take any actions in connection with any default or Event of Default under the Indenture, unless Dov commenced or a party commenced against it any bankruptcy or similar proceeding or the Restructuring Support Agreement was terminated for any other reason.

Pursuant to an exchange offer commenced by Dov on January 29, 2007 (the “Exchange Offer”), the Reporting Persons exchanged the Debentures beneficially owned by them for $4.34 million in cash, 64,000 shares of a new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share (“Series C Preferred Stock”) and 100,000 shares of a new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference (“Series D Preferred Stock”).  The Certificates of Designation for the Series C Preferred Stock and Series D Preferred Stock condition the right to convert into shares of common stock upon the filing of the amendment to the Certificate of Incorporation.  In addition, the terms of the Series D Preferred Stock provide that the Company shall not effect the conversion and the Reporting Persons shall not have the right to convert any shares of Series D Preferred Stock into shares of common stock to the extent that the Reporting Persons would beneficially own shares of capital stock having in excess of 9.99% of the voting power of Dov immediately after giving effect to such conversion (the “Blocker”).

The Series C Preferred Stock is convertible into 12,225,672 shares of Dov common stock.  The Series D Preferred Stock is convertible into 19,102,612 shares of Dov common stock.  However, because of the limitation on conversion resulting from the Blocker, the Reporting Persons do not believe they are the beneficial owners of the common stock underlying the Series D Preferred Stock.

The Reporting Persons acquired all the Shares for investment purposes.  The Reporting Persons intend to continuously assess the factors affecting the value of Dov’s securities, including Dov’s business and financial condition.  The Reporting Persons may increase or decrease their beneficial ownership of Dov’s securities, depending on the results of such assessment and depending on the market price of Dov’s securities.  Subject to the foregoing, the present intention of the Reporting Persons is, over time, to reduce their beneficial ownership of Dov’s securities by selling Series C Preferred Stock and Series D Preferred Stock and selling common stock issued on the conversion of the Series C Preferred Stock and Series D Preferred Stock.

Item 5.  Interest in Securities of the Issuer

Item 5(a). As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares. The Shares represent approximately 31.4% of the outstanding common shares of Dov, on the basis of 38,969,329 common shares outstanding. (1)

All of the Shares are directly held by the Master Fund.  The Investment Managers, PIML and the General  Partner have voting and dispository control over securities owned by the Master Fund.  Messrs. Griffith,  Jackson and Dear control the Investment Managers, PIML and the General Partner.

Item 5(b). Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or

1 According to the Form 10-Q filed by Dov for the quarter ending March 31, 2007, there are 26,743,657 outstanding shares as of May 10, 2007.

direct the disposition of all the Shares.

Item 5(c).  See Item 4 above.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of May 21, 2007, by and among Polygon Global Opportunities Master Fund, Polygon Investment Management Limited, Polygon Investments Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investment Partners GP, LLC, Reade E. Griffith, Alexander E. Jackson and Patrick G.G. Dear.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2007	POLYGON GLOBAL OPPORTUNITIES MASTER
FUND

By Polygon Investment Partners LLP, its investment
manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENT MANAGEMENT
LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ PATRICK G. G. DEAR
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENTS PARTNERS HK
LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007	POLYGON INVESTMENTS PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: May 21, 2007		/s/ Reade E. Griffith
Reade E. Griffith

Date: May 21, 2007		/s/ Alexander E. Jackson
Alexander E. Jackson

Date: May 21, 2007		/s/ Patrick G G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1	Joint Filing Agreement